UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 19, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SolarCity Corporation

File No. 001-35758 - CF#34169

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SolarCitiy Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 9, 2016.

Based on representations by SolarCity Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.17c	through January 20, 2017
Exhibit 10.17d	through January 20, 2017
Exhibit 10.17e	through January 20, 2017
Exhibit 10.19n	through December 31, 2018
Exhibit 10.19o	through December 31, 2018
Exhibit 10.19p	through December 31, 2018
Exhibit 10.19q	through December 31, 2018
Exhibit 10.19s	through December 31, 2018
Exhibit 10.21b	through December 31, 2018
Exhibit 10.22a	through December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary